                                   Filed by The Royal Bank of Scotland Group plc

    This communication is filed pursuant to Rule 425 under The Securities Act of
                                                               1933, as amended.

                                           Subject Company: ABN AMRO Holdings NV

                                               Commission File Number: 001-14624

                                                            Date: April 19, 2007

On April 19, 2007, Royal Bank of Scotland issued the following press release:

19 April 2007 - Fortis, Royal Bank of Scotland and Santander response to invitation from ABN AMRO to meet

Fortis, Royal Bank of Scotland and Santander (collectively, "The Banks") have written to ABN AMRO confirming attendance at a meeting on Monday 23 April to clarify their intentions and interests which they are confident are straightforward from a shareholder, regulatory and execution perspective.

The Banks welcome the opportunity to present their proposals to ABN AMRO so that they can be considered by the Board of ABN AMRO alongside any proposals from
Barclays.

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This announcement is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities Trade 1995. Any possible transaction would be subject to approval of competent regulatory authorities in relevant jurisdictions.

In the event that the Banks enter into a transaction, they may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL
TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from the relevant Bank, without charge, once they are filed with the SEC.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. No offering of securities may be made in the United States except pursuant to registration under the US Securities Act of 1933 or an exemption therefrom.